File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                                 AES Barry, Ltd.
                          AES Barry Operations Limited
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

         Foreign utility status is claimed by AES Barry, Ltd. ("Barry") and AES Barry Operations Limited ("Barry Operations"). Barry and Barry Operations are limited companies incorporated under the laws of the United Kingdom. The business address for both foreign utility status claimants is AES Barry Power Station, Sully Moors Road, Sully, Vale of Glamorgan, CF64 5YU, Wales, United Kingdom. Barry is the owner and Barry Operations is the operator of a 230 natural megawatt gas-fired combined cycle power plant, located in South Wales, United Kingdom, that sells electricity into the national electricity spot market in the United Kingdom.

         Barry and Barry Operations are owned 100 percent indirect wholly owned subsidiaries of The AES Corporation. The AES Corporation is a Delaware corporation.

ITEM 2

         Barry and Barry Operations Limited have no domestic associate public utility companies. Additionally, no state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.

EXHIBIT A

         Not Applicable.


                                    Signature

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   By : __________________________

                                        William R. Luraschi
                                        General Counsel
                                        The AES Corporation
                                        1001 N. 19th Street
                                        Arlington, Virginia 22209
                                        (703) 522-1315


Dated :     August 13, 1998